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VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	David Irving
Bonnie Baynes
Jessica Livingston
David Lin
Division of Corporation Finance
Office of Crypto Assets

Re:	GSR II Meteora Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A
Filed April 14, 2023
File No. 001-41305

To the addressees set forth above:

On behalf of our client, GSR II Meteora Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 4, 2023 (the “Comment Letter”) with respect to the Preliminary Proxy Statement on Schedule 14A filed with the Commission by the Company on April 14, 2023. Concurrently with the filing of this letter, the Company has (i) filed a Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) through EDGAR, and (ii) provided to the Staff supplemental information (the “Supplemental Materials”), as indicated herein, in response to comment twelve set forth below, in a separate letter to the Staff pursuant to a confidential treatment request.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Proxy Statement.

May 12, 2023

Preliminary Proxy Statement on Schedule 14A

General

1.	We note your responses to prior comments 1 and 5, as well as your revised risk factor disclosure on page 119, and we partially reissue the comments. Please revise to:

•	state that Oppenheimer’s resignation indicates it is not willing to have the liability associated with its work in this transaction; and

•	specifically highlight in this instance that Oppenheimer’s withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 30 and 119 in response to the Staff’s comment.

2.

We note your response to prior comment 3 and the added disclosure on page 29 regarding the ongoing obligations that survive termination of the engagement under the engagement letter with Oppenheimer. Please further revise, as requested, to discuss the impact on GSR II Meteora of the surviving obligations you reference or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 30 in response to the Staff’s comment.

3.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Sponsor is not, is not controlled by, and has no substantial ties with a non-U.S. person.

May 12, 2023

Questions and Answers about the Proposals for PubCo Stockholder

What are the potential impacts on the business combination and related transactions..., page 29

4.

We note your response to prior comment 9 and the added disclosure on pages 29—30. The added disclosure appears to address the factors that Oppenheimer’s decision to resign was based upon but does not clearly discuss any reasons for the fee waiver. As previously requested, please disclose whether Oppenheimer provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why Oppenheimer was waiving deferred fees, despite already completing their services, please indicate so in your proxy statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 29-30 in response to the Staff’s comment.

Risk Factors

Our products and services may be negatively characterized by consumer advocacy groups, the media and certain federal…, page 70

5.

We note your response to prior comment 13 and the added risk factor on page 70. Please revise the heading for this risk factor to reference the risks of modification of your fee model because of changes to regulation of the markup on Bitcoin sold to users.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the heading for this risk factor on page 70 of the Proxy Statement as follows:

“Our products and services may be negatively characterized by consumer advocacy groups, the media and certain federal, state and local government officials, and if those negative characterizations become increasingly accepted by current or potential new users and/or our retail partners, or result in restrictions or limitations on the fees we charge to users, our reputation could be significantly impacted, which when coupled with required modifications to our fee model could result in decreased demand for our products and services and a corresponding decrease in our transaction volume, all of which could materially and adversely impact our business.”

Banks and financial institutions may not provide banking services…, page 72

6.

Please disclose whether you have experienced any of the issues with your banking partners that you discuss generally in this risk factor that have impacted or may impact your business, financial condition or results of operations. In addition, in light of the risk factor disclosure you included on page 79 regarding the recent adverse developments affecting the financial services industry, please revise to disclose whether and to what extent you have made any material modifications or updates to your policies and practices as it relates to your banking partners and related counterparties.

May 12, 2023

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Bitcoin Depot has not experienced any of the issues discussed in this risk factor with its banking partners and as such has not made any such modifications or updates to its policies and practices. Accordingly, the Company has revised the relevant disclosures in the Proxy Statement on pages 72 and 80 in response to this comment.

Business of Bitcoin Depot

Our Vendors/Suppliers, page 244

7.

Please revise to identify the cryptocurrency exchanges at which you maintain cash balances in fiat wallets, including quantification as appropriate. Please also identify and describe the particular third-party custodial services you utilize for your hot wallets.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the Proxy Statement on page 246 to add disclosure related to the identity of the cryptocurrency exchange at which Bitcoin Depot maintains cash balances in fiat wallets. For the three months ended March 31, 2023, Bitcoin Depot maintained an average daily cash balance of approximately $1,308,412 in fiat wallets held on the Gemini Exchange. Bitcoin Depot has historically used a third-party hot wallet provider, BitGo, for the storage of its cryptocurrencies. Beginning in 2021, Bitcoin Depot has self-custodied cryptocurrencies in its own proprietary wallets. By 2023, the majority of Bitcoin Depot’s hot wallet activity has been shifted from said third-party provider to its own proprietary wallets. Accordingly, the Company has revised the disclosure on pages 266 and F-31 of the Proxy Statement in response to the Staff’s comment.

Lux Vending, LLC (DBA Bitcoin Depot)

Consolidated Financial Statements for the Years Ended December 31, 2022, 2021 and 2020 Consolidated Statements of Cash Flows, page F-27

8.

We note your disclosure on page F-31 that during the year ended December 31, 2021, you purchased quantities of cryptocurrencies in excess of expected sales that were sold customers, sold on exchange or distributed to the member, and that you appear to have classified this activity as part of operating cash flows in the Consolidated Statement of Cash flows. Please provide your accounting analysis supporting your conclusion that this activity is properly classified within cash flow from operating activities, instead of cash flows from investing activities.

Response: The Company respectfully acknowledges the Staff’s comment and provides the following assessment as it relates to cash flows from investing activities and operating activities.

ASC topic 230-10-20 Cash flows, defines ‘investing activities’ and ‘operating activities’, as follows:

“Investing activities include making and collecting loans and acquiring and disposing of debt or equity instruments and property, plant and equipment and other productive assets that is, assets held or used in the production of goods and services by the entity (other than materials that are part of the entity’s inventory). Investing activities exclude acquiring and disposing of certain loans or other equity instruments that are acquired specifically for resale, as discussed in paragraphs 230-10-45-12 and 230-10-45-21.”

May 12, 2023

“Operating activities include all transactions and other events that are not defined as investing or financing activities (see paragraphs 230-10-45-12 through 45-15). Operating activities generally involve producing and delivering goods and providing services. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.”

Bitcoin Depot applied judgment, considering the definitions above and all relevant facts and circumstances, including the nature of Bitcoin Depot’s cryptocurrency activities, in classifying its cash flows related to sales and purchases of cryptocurrencies.

Bitcoin Depot concluded its activities associated with cryptocurrency purchases and sales do not meet the definition of investing activities under ASC 230-10-20. This is principally because, while intangible assets are frequently considered productive assets (e.g. an internal-use software license), Bitcoin Depot does not believe cryptocurrencies are productive assets. US GAAP does not define ‘productive assets’; therefore, Bitcoin Depot considered a more general notion thereof, concluding that the cryptocurrencies it acquires do not have a productive purpose or capability. Furthermore, given Bitcoin Depot’s ordinary operating activities (i.e., to buy cryptocurrencies for sale to customers), Bitcoin Depot’s cryptocurrency purchases and sales are akin to the purchase or sale of inventory, which are excluded from investing activities, even though cryptocurrencies do not meet the US GAAP definition of inventory. Together with the fact that Bitcoin Depot believes it is clear that its cryptocurrency activities are not financing activities, this indicates its cryptocurrency activities are operating activities by default (i.e. operating activities are all activities that are not investing or financing activities).

In addition, Bitcoin Depot considered ASC 230-10-45-16(a) and 45-17(a). These paragraphs characterize cash receipts from sales of goods and cash payments to acquire goods for resale as cash flows from operating activities. Bitcoin Depot’s principal operating activities are purchasing and reselling cryptocurrency assets to customers.

As it relates to the purchased quantities of cryptocurrencies in excess of expected sales, all of which were disposed of by December 31, 2022, as disclosed on F-32, Bitcoin Depot purchased these excess quantities to take advantage of market conditions at the time of these purchases. Bitcoin Depot did not have a stated investment policy for these cryptocurrencies and expected to use these cryptocurrencies in its normal operations. Therefore, Bitcoin Depot accounted for these assets in the same manner as cryptocurrencies purchased and sold on a just-in-time basis.

May 12, 2023

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

(e) Cryptocurrencies, page F-31

9.

Please revise your next amendment to state in your impairment policy for cryptocurrencies, if true, that if the fair value of the cryptocurrency decreases below the initial cost basis or the carrying value at any time during the assessed period that you record impairment.

Response: The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on 266 and F-31.

10.

We note your response to prior comment 24 that states: “Bitcoin Depot controls the private keys associated with Bitcoin Depot’s hot wallets and the related cryptocurrency held therein until such crypto is transferred to the user wallets.” We also note your disclosures on pages 264 and F-31 of: “The Company has control and ownership over its cryptocurrencies which are stored in hot wallets using third-party custodial services that are geographically dispersed.” Please revise these disclosures in your next amendment to clarify, if true, that Bitcoin Depot’s control(1) of such crypto is transferred to the user at sale. Further, given the high volume and rapid crypto sales in your business, consider including an estimate of the timing of an average transfer.

Response: The Company respectfully acknowledges the Staff’s comments and respectfully directs the Staff to disclosures on pages 267-268 and F-33, which states, “Regardless of the method by which the customer purchases the cryptocurrency, Bitcoin Depot considers its performance obligation satisfied when control of the cryptocurrency is transferred to the customer, which is at the point in time the cryptocurrency is transferred to the customer’s cryptocurrency wallet and the transaction is validated on the blockchain.” Additionally, the Company has also updated its disclosures on pages 268 and F-33 to respond to the Staff’s comment on the timing of an average transfer.

Note 4: Related Party Transactions, page F-38

11.

We note your 2022 distribution to your Member of 2,760 ETH with a cost basis of $4,566,713, the 2,021 ETH you received from the Member on November 3, 2022 with a cost basis of $1,778,041 that was immediately sold for cash of $3,088,128 when you recognized a $1,310,087 gain on sale in cost of revenue. Please revise to enhance your related party footnote to disclose all information required by ASC 850-10-50, including the following:

•	The nature of the related party relationship(s).

•	A description of the transactions, including transactions to which no amounts or nominal amounts were ascribed.

•	If any obligation were paid, equity issued or services provided related to the capital contribution, and how specifically it was valued.

(1)	Updated per call with the Staff.

May 12, 2023

•	State separately amounts of related party transactions on the face of the balance sheet, income statement and cash flow statement. Refer to guidance in Rule 4-08 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comments and has updated the disclosure on page F-38 to add the disclosure set forth below.

Additionally, Bitcoin Depot did not revise the financial statements due to the fact that the balance sheet contributions and distributions between the Member are stated separately on the Consolidated Statements of Changes in Member’s Equity, and there are no other related party transactions in the Consolidated Statement of Income and Comprehensive Income and Consolidated Statement of Cash Flows (except contributions and distributions).

(4) Related Party Transactions

During the first six months of 2022, the Company distributed an aggregate of 2,760 ETH from the Cryptocurrencies on the Consolidated Balance Sheet with a total cost basis of $4,566,713 to its Member. On November 3, 2022, the Member contributed 2,021 ETH to the Company at a cost basis of $1,778,041. The contributed ETH was recorded at the adjusted cost basis, reflecting the impact of impairments during the period in which the Member held the assets, as the transfer of the assets represented a common control transaction. These capital transactions with the owner are reflected as contributions and distributions in the Consolidated Statements of Changes in Member’s Equity.

Immediately thereafter, the contributed ETH was sold by the Company on exchange to third parties for total cash proceeds of $3,088,128, resulting in a gain on sale of $1,310,087 which is reflected in Cost of revenue (excluding depreciation and amortization) on the Consolidated Statements of Income and Comprehensive Income. The cash flows from these transactions are classified as cash inflows from operations on the Consolidated Statement of Cash Flows.

As of December 31, 2022, the Company did not hold any of the contributed ETH and did not have any amounts due from or to the Member for any transactions on the Consolidated Balance Sheets. In addition, there was no impact of the related party transactions on the Consolidated Statements of Income and Comprehensive Income for the year ended December 31, 2022.

Total cash distributions made to the Member during the year ended December 31, 2022 were $11,353,485 and are classified as cash outflows from financing activities in the Consolidated Statement of Cash Flows.

Note 10. Cryptocurrencies, page F-43

12.

We note your response to prior comments 18 and 22, your updated accounting policy for impairment on page F-31, and your disclosures in Note 10 on page F-43 related to impairment on cryptocurrencies. Specifically, we note in response to prior comment 22 you stated that “the impairment amount did not include impairments on cryptocurrencies held for sale to users” and in your response to prior comment 18 you declared, “with regard to cryptocurrency held for sale...while impairments of intangible assets are required disclosures, the subject amounts are not quantitatively material because of the short duration of time between the purchases and sales of

May 12, 2023

these assets.” Please respond to the following regarding your impairment testing for your cryptocurrency assets:

•

Explain how your impairment policy changed such that your impairment amounts disclosed on pages F-43 and F-44 significantly increased in 2021 and 2022 from your prior amendment to the latest amendment filed April 14, 2023.

•

Explain how you determined the impairment amounts in the periods presented in the latest amendment filed April 14, 2023 and provide an illustrative example of how the impairment amount was measured. To the extent that more than one methodology is used to determine the impairment amounts for each of the periods presented, please discuss each of them and provide an illustrative example of each methodology.

•

Tell us whether your methodology includes the use of more than one FIFO pool for purposes of determining the adjusted cost-basis of your cryptocurrency assets when the cryptocurrency assets are sold to customers or otherwise disposed of. If so, discuss how the pool(s) are determined, and explain how the use of more than one FIFO pool achieves compliance with the ASC 610-20-32-2 requirement to evaluate whether you meet the criteria to derecognize a distinct nonfinancial asset, and, if so, recognize a gain or loss for the difference between the amount of consideration measured and allocated to that distinct asset and the carrying amount of the distinct asset.

Response: The Company respectfully acknowledges the Staff’s comment and provides the following additional information:

•

There were no changes to Bitcoin Depot’s policy with respect to recording impairment of cryptocurrencies in the Bitcoin Depot’s consolidated financial statements. The increases in the amounts of impairments disclosed in 2021 and 2022, as included in the disclosures on pages F-43 and F-44, were the result of including in the disclosure of impairments the intra-day impairments on purchases and sales occurring in the same day that are included and recorded in Cost of revenues (excluding depreciation and amortization). That is, Bitcoin Depot solely revised its disclosures to include the intra-day impairments related to cryptocurrencies that were bought and sold in the same day. In the prior amendment, the amount disclosed as impairment only reflected the impairment related to cryptocurrencies purchased in excess of expected sales and any unsold cryptocurrencies at the end of the period. For example, in 2021, the impairment amount disclosed in the prior amendment of $4,992,418 related only to impairment on cryptocurrencies purchased in excess of expected sales and any unsold cryptocurrencies as of period end. In the revised disclosure included in the April 14, 2023 amendment to the Proxy Statement, this impairment amount included the amount of impairment disclosed in the prior amendment plus intra-day impairments of $7,654,418 (which is less than 2% of total Cost of Revenue) related to cryptocurrencies that were bought and sold in the same day for a total impairment of $12,648,836.

May 12, 2023

•

In accordance with ASC 350, impairments of cryptocurrency assets are recorded at any time their fair value falls below their carrying amount. For the cryptocurrencies purchased in excess of expected sales discussed on page F-31, impairment was measured precisely as the difference between their carrying amount and their lowest fair value.

For cryptocurrencies purchased and sold during the same day, Bitcoin Depot estimates the amount of intra-day impairment to disclose. Due to the short period of time between purchases and sales, the high volume of such transactions, and the ability to purchase and dispose of varying divisible fractions of a cryptocurrency, determining the precise amount of impairment on each unit of cryptocurrencies bought and sold in the same day (“intra-day impairment”) is operationally impracticable. We observe for clarity that regardless of the methodology used to estimate intra-day impairments or the inputs used therein, there would be no change in the amounts recognized in the Consolidated Statements of Income and Comprehensive Income, the Consolidated Balance Sheets, or the Consolidated Statements of Cash Flows as the full cost basis of the asset, inclusive of any impairment while held, and derecognition of any remaining carrying amount upon sale, is recorded in Cost of revenue and derecognized from the balance sheet on the same day.

To determine the estimated intra-day impairment, Bitcoin Depot compares the lowest price of the cryptocurrency during the calculated turnover period to its carrying amount. As the full amount of any impairment and any remaining carrying amount are both recorded in Cost of revenue, this estimation method provides a basis for determining the amount of intra-day impairment on cryptocurrencies bought and sold in the same day during the period that is used only for disclosure purposes (where impairment is disclosed separately from the carrying amount of the cryptocurrencies derecognized upon their sale).

Turnover ratio

Each quarter, Bitcoin Depot calculates a turnover ratio equal to the Average Daily Cryptocurrency Balance divided by Daily Cryptocurrency Sales. This turnover ratio is converted into hours for the purpose of determining the turnover period. Bitcoin Depot then compares the lowest market price of the cryptocurrency unit during the turnover period to its initial cost basis to calculate the estimated impairment for disclosure.

•	In determining the 4-hour average turnover period, Bitcoin Depot performed the following:

•

Identified all coin purchases for the measurement period (i.e., for the quarter) utilizing individual purchase data each day and determined the weighted-average cost basis of the coins purchased for each day (“Average Daily Cryptocurrency Balance”);

•	Compiled all sales data by day for the measurement period (“Daily Cryptocurrency Sales”);

•	Divided the Average Daily Cryptocurrency Balance by Daily Cryptocurrency Sales to derive the daily turnover ratio (“Daily Turnover Ratio”);

•	The Daily Turnover Ratio was multiplied by 24 to arrive at the 4-hour turnover period;

•	The Average Daily Turnover Ratio was weighted based on daily transaction volume over the quarter to determine the turnover period which was used in the impairment calculation;

•

During this turnover period, Bitcoin Depot compared each cryptocurrency purchase to the lowest market price within the turnover period. To the extent the lowest price was below the cost of the purchase, impairment was calculated as the amount of the difference; all such impairments were then aggregated for disclosure purposes; and

•	The impairment was aggregated by day and further aggregated by month and by quarter to determine the amount of impairment to be disclosed.

Bitcoin Depot performs a sensitivity analysis on the Daily Turnover Ratio each quarter to test the reliability of the turnover ratio using both shorter and longer turnover periods, noting that the differences that would result in the estimated impairment amounts are not material. For example, in the quarter ended March 31, 2022, using a 4-hour average turnover period, impairment was $1,860,960. This compares to $1,476,179 and $2,164,077 using a 2 and 6 hour average turnover period, respectively. For purposes of the sensitivity analysis the Company determined that the 2 to 6 hour turnover period was relevant for purposes of this additional analysis as approximately 80% of the annual sales fell within this turnover period range.

To further illustrate Bitcoin Depot’s application of the estimation model, the Company respectfully refers the Staff to the Supplemental Materials, which provides additional information related to the comparison of the estimated intra-day impairment to the actual impairment for a specific purchase and subsequent sale example:

Lux Vending LLC ( d/b/a Bitcoin Depot)

Cryptocurrency Impairment methodology example

Test details	Example 1	Example 2	Example 3	Weighted Avg.
Date	1/10/2022 12PM	1/10/2022 12AM	2/2/2022 11AM	—
Day of Week	Monday	Monday	Wednesday	—
Purchased BTC	2.89389891	0.16952879	3.06967142	—
% of Total of samples	47%	3%	50%	—
Specific Identification (purchase time to sell)	4.00 Hours	7.00 Hours	2.00 Hours	3.08 Hours
Purchase Price (Per Coin)	41,178.65	42,065.31	37,235.62	—
Low Point Hour Window	12:00 - 13:00	6:00 - 7:00	11:00 - 12:00	—
4-Hour Low Point Price (Per coin)	40,567.00	41,725.20	37,085.00	—

Totals:
Purchase price	119,166.86	7,131.28	114,301.11
4-Hour Low Point Price	117,396.80	7,073.62	113,838.76

Impairment Values:
4-Hour	(1,770.06)	(57.66)	(462.34)	(1,068.20)
Specific Identification	(1,770.06)	(102.83)	(462.34)	(1,069.45)

Specific Identification vs. 4-Hour (1)	—	(45.17)	—	(1.25)

(1)

For Example 1 and 3, the lowest price happened to be within the 4-hour turnover period; hence, the same impairment values. For Example 2, the lowest price happened in 6-7AM window (Hour 7) for Specific Identification period.

Supplemental information:

For 2022, Bitcoin Depot had an average balance per day in the wallet of $288,550. The average fluctuation in the exchange data is 0.9% (which was the difference between low vs the high price in the 4 hour turnover period).

•

Bitcoin Depot maintains separate hot wallets for each cryptocurrency type (i.e., coin type) as well as for each coin type purchased in excess of expected sales. Each cryptocurrency type is tracked separately as a FIFO pool. As a result, Bitcoin Depot is able to track coins from purchase to disposal within each FIFO pool. Bitcoin Depot applies the impairment estimation methodology outlined above to calculate intra-day impairments for disclosure purposes. For cryptocurrencies purchased in excess of expected sales that were used to satisfy sales to customers, the cryptocurrencies are transferred to the respective FIFO pool at their carrying amount (i.e., adjusted cost basis) and are evaluated for impairment in accordance with the impairment estimation methodology for intra-day impairment described above until sold. For cryptocurrencies purchased in excess of expected sales that were sold on exchange or otherwise disposed of, i.e. not sold to customers, impairment was measured precisely as the difference between their carrying amount and their lowest fair value.

May 12, 2023

While Bitcoin Depot uses the intra-day impairment estimation methodology described above for cryptocurrencies bought and sold in the same day, Bitcoin Depot is able to specifically identify the quantities of distinct cryptocurrencies purchased into and subsequent sales out of each FIFO pool. Consequently, Bitcoin Depot is able to accurately quantify the gain or loss on each sale of cryptocurrency asset.

Bitcoin Depot confirms to the Staff that it believes that Bitcoin Depot’s accounting and disclosures included in the audited consolidated financial statements comply with GAAP.

Note 18. Commitments and Contingencies, page F-53

13.

We note your response to prior comment 20. Please revise your next amendment to include discussion of the Canaccord Genuity Corp. contingency in Note 18 - Commitments and Contingencies. Please also provide a range of loss. Refer to ASC 450-20-50-5 through 9.

Response: The Company respectfully acknowledges the Staff’s comment and have updated the disclosures in Note 18 – Commitments and Contingencies on page F-55 as follows:

On January 13, 2023, Canaccord Genuity Corp. (“Canaccord”) commenced proceedings against Bitcoin Depot by filing a claim with the Superior Court of Justice in Toronto, Ontario which named Lux Vending, LLC as the defendant. Canaccord is a financial services firm in Canada that Bitcoin Depot previously had hired to perform advisory services related to a potential initial public offering in Canada or sales transaction. The claim asserts that Lux Vending, LLC breached the contract by terminating the contract to avoid paying fees for their services and that Canaccord is entitled to $22.3 million in damages equivalent to the fees alleged to be payable for breach of contract that would have been owed upon the closing of a transaction to acquire control, the sale of substantially all Bitcoin Depot’s assets, or a merger transaction pursuant to the previously terminated engagement letter for advisory services. Canaccord proposes that the amount of fees would be calculated on the total cash transaction value of the business combination of $880.0 million The claim also seeks an award for legal and other costs relating to the proceeding. Apart from the initial exchange of pleadings, as of April 14, 2023, no further steps have been taken in the proceeding.

Bitcoin Depot does not believe the allegations made against it are valid and intends to vigorously defend against them. The range of potential loss related to the identified claim is between $0 and $22.3 million, the amount of damages that Canaccord is seeking in the lawsuit. The additional costs mentioned in the claim are not able to be estimated at this time.

May 12, 2023

The Company acknowledges the Staff’s additional comment on the fees previously owed to Oppenheimer and respectfully advises the Staff that the $11.1 million Business Combination Marketing Fee was not recorded as a liability on the 12/31/2022 balance sheet as it was only payable in the event of a successful closing of the business combination (as previously disclosed on page 31 of the 10-K filed on March 30, 2023 for the year ended 2022). Hence, there was no subsequent adjustment needed when Oppenheimer waived this fee in conjunction with their resignation from the transaction.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.

Please direct any questions or comments regarding the foregoing to Steven B. Stokdyk of Latham & Watkins LLP at (213) 891-7421 or Steven.Stokdyk@lw.com.

Very truly yours,

/s/ Steven B. Stokdyk
Steven B. Stokdyk

cc:	Gus Garcia, Co-Chief Executive Officer, GSR II Meteora Acquisition Corp.

Lewis Silberman, Co-Chief Executive Officer, GSR II Meteora Acquisition Corp.

Thomas Laughlin, Esq., Kirkland & Ellis LLP

Matthew Pacey, Esq., Kirkland & Ellis LLP